SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE CXone Powers Faster and Smarter Self-Service and Better Prepared Agents with New Digital-Centric AI Innovations, Dated August 2, 2021.
99.2 NICE Transforms Digital Customer Experience with Launch of CXone SmartAssist the Industry’s Most Advanced Conversational AI Solution, Powered by Amelia, Dated August 4, 2021.
99.3 NICE Expands Digital CX Leadership with Digital Customer Guidance, Dated August 11, 2021.
99.4 NICE Introduces E-Request, an Automated Solution for Sharing 911 Evidence to Improve Efficiency and Meet Evidence Disclosure Deadlines, Dated August 16, 2021.
99.5 NICE Launches Enlighten XO to Transform Self-Service Interactions into Engaging Experiences, Dated August 18, 2021.
99.6 NICE CXone Wins UK National Innovation Award for Remote Management of Customer Interactions, Dated August 19, 2021.
99.7 NICE Evidencentral Marketplace, the First Open Ecosystem for Digital Transformation of Law Enforcement and Criminal Justice, Adds Five Technology Partners, Dated August 23, 2021.
99.8 NICE Launches Enlighten AI for Complaint Management, Providing the Market’s First Smart, Real-Time Solution to Power Regulatory Compliance, Dated August 25, 2021.
99.9 NICE Joins Microsoft Business Applications ISV Connect Program, Dated August 25, 2021.
99.10 NICE CXone Digitally Transforming GWA’s Contact Centers for Improved Customer Experiences, Dated August 26, 2021.
99.11 NICE Actimize Achieves Best-in-Class Ranking in 2021Aite Matrix: Intelligent Trade Surveillance Vendor Report, Dated August 30, 2021.
99.12 NICE Robotic Process Automation Fuels Smarter Automation Discovery and Hyper-Personalized CX With Tailored AI Capabilities, Dated August 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: September 10, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE CXone Powers Faster and Smarter Self-Service and Better Prepared Agents with New Digital-Centric AI Innovations, Dated August 2, 2021.
99.2 NICE Transforms Digital Customer Experience with Launch of CXone SmartAssist the Industry’s Most Advanced Conversational AI Solution, Powered by Amelia, Dated August 4, 2021.
99.3 NICE Expands Digital CX Leadership with Digital Customer Guidance, Dated August 11, 2021.
99.4 NICE Introduces E-Request, an Automated Solution for Sharing 911 Evidence to Improve Efficiency and Meet Evidence Disclosure Deadlines, Dated August 16, 2021.
99.5 NICE Launches Enlighten XO to Transform Self-Service Interactions into Engaging Experiences, Dated August 18, 2021.
99.6 NICE CXone Wins UK National Innovation Award for Remote Management of Customer Interactions, Dated August 19, 2021.
99.7 NICE Evidencentral Marketplace, the First Open Ecosystem for Digital Transformation of Law Enforcement and Criminal Justice, Adds Five Technology Partners, Dated August 23, 2021.
99.8 NICE Launches Enlighten AI for Complaint Management, Providing the Market’s First Smart, Real-Time Solution to Power Regulatory Compliance, Dated August 25, 2021.
99.9 NICE Joins Microsoft Business Applications ISV Connect Program, Dated August 25, 2021.
99.10 NICE CXone Digitally Transforming GWA’s Contact Centers for Improved Customer Experiences, Dated August 26, 2021.
99.11 NICE Actimize Achieves Best-in-Class Ranking in 2021Aite Matrix: Intelligent Trade Surveillance Vendor Report, Dated August 30, 2021.
99.12 NICE Robotic Process Automation Fuels Smarter Automation Discovery and Hyper-Personalized CX With Tailored AI Capabilities, Dated August 31, 2021.